

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Robert Bitterman
Chief Executive Officer
Phio Pharmaceuticals Corp.
257 Simarano Drive, Suite 101
Marlborough, Massachusetts 01752

      Re: Phio Pharmaceuticals Corp.
          Registration Statement on Form S-1
          Filed June 8, 2023
          File No. 333-272526

Dear Robert Bitterman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Steven J. Abrams, Esq.